Exhibit 99.2

News Release

Sustainable Growth

STRONG OPERATIONAL UPSTREAM PERFORMANCE COUPLED WITH AN
EFFICIENT TURNAROUND HIGHLIGHT SECOND QUARTER RESULTS; AUGUST
DISTRIBUTION MAINTAINED AT $0.05/UNIT

Calgary, Alberta – August 10, 2009 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy (“Harvest”) today announces the release of its second quarter 2009 financial and operating results. The unaudited financial statements, notes and MD&A pertaining to the period ended June 30, 2009 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca. All figures reported herein are Canadian dollars unless otherwise stated.

Corporate Highlights:

  Cash from Operating Activities was $75.9 million ($0.45 per Trust Unit) after $43.3 million in expenses associated with the turnaround. Harvest declared distributions of $25.2 million ($0.05 per Trust Unit/month), representing 33% of Cash from Operating Activities. The payout ratio improved compared to the 47% paid in the previous quarter as the reduction in cash flow was more than offset by the change in monthly distributions;

  Harvest is delivering on its previously announced intention to focus on debt repayment and has reduced its bank debt at quarter end to $1.10 billion, from $1.23 billion at year end through a combination of non-core asset sales and equity financing;

  Announced an offer to purchase Pegasus Oil & Gas Inc., a junior producer operating in western Canada on June 23, 2009 for trust units and assumption of debt. Subsequent to the end of the quarter, we received slightly less than the 90% of outstanding shares tendered to complete the offer. Thus, we have extended the offer until August 11, 2009;

  Settled risk management contracts on 20,000 bbl/d of refined products for a cash receipt of $20.1 million, compared to a payment of $85.3 million in the same period of 2008;

  Subsequent to the end of the quarter, declared the C$0.05 per unit monthly distribution payable August 17, 2009 to all unitholders of record on July 22, 2009 and today declared the August distribution payable September 15, 2009.

Upstream Highlights:

  Upstream production of 52,745 barrels of oil equivalent per day (boe/d) was above budget expectations despite minor property dispositions of just over 1,000 boe/d in June and outages at third party facilities through May and June. Production was only down marginally compared to first quarter 2009 production of 54,115 boe/d as normal decline rates were offset by better than expected performance from a number of our Enhanced Recovery projects and drilling programs;

  Upstream operating cash flow increased to $121.1 million and is an improvement from the $71.3 million in the first quarter of 2009 largely due to an improvement in the price of oil, partially offset by weaker natural gas prices and the stronger Canadian dollar;

  Development capital spending of $33.4 million in the second quarter was predominantly focused on completing Harvest’s Hay River program in northeastern British Columbia along with tie-in work for wells drilled in the first quarter in the Chedderville area. Additionally, the sale of two non-core properties generated net proceeds of approximately $63 million;

  Operating cost declined 17% to $12.77/boe in the second quarter 2009, compared to $15.47/boe in the previous quarter, which reflects some of our cost reduction initiatives and lower power costs in Alberta.

Downstream Highlights:

  Our downstream operations recorded an average throughput of 52,808 bbl/d, which included a 42 day planned turnaround that saw the replacement of the catalyst in the hydrocracking unit. Due to depressed margins in the second quarter, we expanded the planned shutdown to include the replacement of the distillate hydrotreating unit catalyst, and now have no major turnarounds planned until  2011. We exited the quarter with total throughput of 117,000 bbl/d;

  The $43.3 million total cost of the turnaround, led to a downstream cash flow deficiency of $38.8 million, compared to $1.3 million generated in the same period last year;

  In the first half of the year, North Atlantic’s gross margin improved to US$12.51/bbl compared to US$7.36/bbl in the first half of 2008 as we realized stronger margins on most products compared to the same period last year, coupled with the operational hedge gain outlined in the first quarter of 2009;

HARVEST ENERGY
PRESS RELEASE	Page 2 of 5	August 10, 2009

Financial & Operating Highlights

The table below provides a summary of our financial and operating results for three and six month periods ended June 30, 2009 and 2008.

	Three Months Ended June 30				Six Months Ended June 30

($000s except where noted)	2009	2008	Change		2009	2008	Change

Revenue, net(1)	562,997	1,622,079	(65%	)	1,294,092	2,999,431	(57%	)
Cash From Operating Activities	75,879	210,534	(64%	)	297,624	338,653	(12%	)
Per Trust Unit, basic	$0.45	$1.39	(68%	)	$1.83	$2.24	(18%	)
Per Trust Unit, diluted	$0.45	$1.26	(64%	)	$1.75	$2.05	(15%	)
Net Income (Loss)(2)	(265,779)	(162,063)	64%		(208,915)	(162,409)	29%
Per Trust Unit, basic	$(1.59)	$(1.07)	49%		$(1.28)	$(1.08)	19%
Per Trust Unit, diluted	$(1.59)	$(1.07)	49%		$(1.28)	$(1.08)	19%

Distributions declared	25,193	137,001	(82%	)	128,495	272,168	(53%	)
Distributions declared, per Trust Unit	$0.15	$0.90	(83%	)	$0.80	$1.80	(56%	)
Distributions declared as a percentage of Cash From Operating Activities	33%	65%	(32%	)	43%	80%	(37%	)

Bank debt					1,097,820	1,035,285	6%
7 7/8 % Senior Notes					285,708	248,836	15%
Convertible Debentures(3)					832,924	821,877	1%
Total debt(3)					2,216,452	2,105,998	5%

Total assets					5,296,596	5,637,879	(6%	)

UPSTREAM OPERATIONS
Daily Production
Light to medium oil (bbl/d)	24,316	25,365	(4%	)	24,275	25,439	(5%	)
Heavy oil (bbl/d)	10,365	12,092	(14%	)	10,751	12,534	(14%	)
Natural gas liquids (bbl/d)	2,675	2,614	2%		2,756	2,549	8%
Natural gas (mcf/d)	92,335	93,014	(1%	)	93,870	97,792	(4%	)
Total daily sales volumes (boe/d)	52,745	55,574	(5%	)	53,427	56,820	(6%	)

Operating Netback ($/boe)	26.88	62.98	(57%	)	21.64	53.97	(60%	)

Cash capital expenditures	33,391	39,669	(16%	)	142,101	119,240	19%
Business and property acquisitions, net	(61,403)	(4,734)	1,197%		(60,728)	(4,549)	1,235%

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	52,808	100,422	(47%	)	78,410	106,211	(26%	)
Average Refining Margin (US$/bbl)	6.50	5.66	15%		12.51	7.36	70%

Cash capital expenditures	19,929	8,619	131%		26,833	14,646	83%

(1)	Revenues are net of royalties.
(2)

Net Loss includes a goodwill impairment of $206.5 million for the three and six months ended June 30, 2009 (nil for the three and six months ended June 30, 2008), a future income tax recovery of $12.1 million and $10.1 million for the three and six months ended June 30, 2009, respectively ($95.2 million and $117.0 million for the three and six months ended June 30, 2008) and an unrealized net loss from risk management activities of $15.0 million and $25.2 million for the three and six months ended June 30, 2009, respectively ($305.1 million and $366.0 million for the three and six months ended June 30, 2008).

(3)	Includes current portion of Convertible Debentures and excludes the equity component of Convertible Debentures.

HARVEST ENERGY
PRESS RELEASE	Page 3 of 5	August 10, 2009

Message to Unitholders

In the second quarter of 2009, we made good progress on improving our balance sheet and positioning the company for earnings and cash flow growth as the commodity prices and refining margins improve. Our oil-weighted upstream business witnessed very good operational performance that exceeded our expectations and improved financial performance as oil prices improved relative to the first quarter. Partially offsetting the strength in oil prices was the continued decline in natural gas prices coupled with the strength in the Canadian dollar.

During the second quarter, Cash from Operating Activities was $75.9 million ($0.45 per unit) after $43.3 million in expenses associated with the turnaround, leading to distributions declared as a percentage of Cash from Operating Activities of 33%, compared to 47% in the previous quarter and 65% in the same quarter last year. While we are pleased with the reduction in the payout ratio, we must continue to deliver on our previously stated goal to effectively manage our leverage and improve financial flexibility going forward to increase value for unitholders.

Given our focus of balancing the sources and uses of cash and debt reduction objectives, we have elected to maintain the monthly distribution at $0.05 per unit for the month of August.

Upstream

The second quarter of 2009 continued to be a challenging period for western Canadian upstream operations due to reduced commodity prices. We witnessed natural gas prices at low levels relative to prior periods. That said, crude oil prices improved relative to their lows in the first quarter so we benefitted from our over 70% oil-weighted asset base. Cash flow improved to $121.1 million, from $71.3 million in the first quarter.

Along with the increase in upstream cash flow over the previous quarter, we are very pleased with the operating results. Production volumes were above our expectations as we continued to benefit from results from our enhanced oil recovery projects as well as new drilling activities. This was particularly outstanding as we sold $63 million of assets representing slightly over 1,000 boe/d, while still exceeding our original production volume expectations. We also saw reduced operating costs as we benefitted from initiatives to reduce costs as well as the usual slowdown in the second quarter.

Capital spending in the quarter amounted to $33.4 million, a 16% decrease compared to the $39.7 million spent in same period last year. As outlined in our first quarter report, our upstream capital program was expected to be heavily weighted to the first quarter as Harvest’s winter drilling program came to an end at Hay River, British Columbia. The second quarter was focused on the tie-in of wells drilled in Hay River and we continue to be excited with the success of this program as it achieved peak production rates of 7,000 boe/d prior to a scheduled turnaround at a third party facility that transports our Hay River oil. Hay River production in the third quarter will be further impacted by a subsequent pipeline break at the third party facility which will negatively impact average volumes in the third quarter by 500-1,000 boe/d.

We continue to be happy with the results of our Chedderville exploration and development program and have tied in the three wells drilled in the first quarter. We are also pleased to have commenced polymer injection at Wainwright EOR project and will be monitoring performance over the coming quarters.

We are encouraged with our drilling and production progress so far this year and in spite of asset dispositions representing over 1,000 boe/d of production, we are pleased to report an increase to Harvest’s full year 2009 production guidance to between 50,000 boe/d and 51,000 boe/d. Also, due to reduced power costs, coupled with other cost cutting initiatives, we are pleased to reduce Harvest’s full year 2009 operating cost guidance to approximately $14.50/boe, from $15.50/boe.

Harvest Energy continues to be positioned with short term growth opportunities coupled with long-term enhanced recovery prospects with over 2 billion barrels of estimated original oil in place on conventional land. Future EOR opportunities that could be implemented as early as 2009 have been identified in Hayter, Hay River, Kindersley and southeast Saskatchewan, while carbon dioxide (CO2) flooding and sequestration, oilsandsand coal bed methane (CBM) represent longer term recovery opportunities for Harvest.

HARVEST ENERGY
PRESS RELEASE	Page 4 of 5	August 10, 2009

Downstream

During the second quarter, Harvest’s downstream business underwent a planned turnaround at our facility. After the outstanding financial results experienced in the first quarter, we saw deteriorating margins so we accelerated and expanded the turnaround to include the replacement of the distillate hydrotreating catalyst, originally planned for 2010, leaving North Atlantic with no planned turnarounds until 2011. After a successful turnaround, we have confirmed the increased throughput capacity in our hydrocracking unit to 38,000 bbl/d, from 37,000 bbl/d to enable an increase VGO processing volumes and increased distillate product yields. With the replacement of the catalyst in the second quarter, we will also improve throughput performance in the second half of 2009. That said, with the reduced throughput in the quarter due to the planned turnaround, coupled with the $43.3 million in associated second quarter expenses, the downstream segment had a cash flow deficiency of $38.8 million, compared to $1.3 million generated in the same period last year. Also, a goodwill charge of $206.5 million was recorded in the financial results as the fair value of the downstream assets, as determined with current market conditions in mind, was below its carrying value.

While our downstream operations took advantage of weakness in crack spreads by planning the turnaround in the second quarter, North Atlantic is well positioned to increase throughput and take advantage of the stronger refined product pricing seen recently. Also, cost management continues to be a focus of our downstream business and is evident as our first half operating costs of $50.9 million, which has remained relatively flat for the last couple of years despite cost pressures.

We are encouraged by the operational and financial performance of our downstream segment and anticipate nearly 117,000 bbl/d of throughput, operating costs of $1.90/bbl and purchased energy costs of $3.35/bbl in the second half of 2009.

Corporate

The benefit of Harvest’s diverse asset base continues to be displayed as stronger oil prices improved upstream revenue, which was partially offset by declining natural gas prices and a stronger Canadian dollar relative to the first quarter. Cash flow contribution from our downstream segment was negative as costs associated with the turnaround were expensed. That said, North Atlantic is well positioned to take advantage of opportunities as the market improves.

We are increasing our guidance with expectations that our upstream business will average between 50,000 boe/d and 51,000 boepd in 2009 despite selling $63 million of the properties producing over 1,000 boe/d and are reducing upstream operating cost guidance to $14.50/boe, from $15.50/boe. Additionally, we continue to anticipate downstream operating costs will be approximately $1.90/bbl of throughput and purchased energy will likely fall slightly below $3.35/bbl of throughput in the second half of 2009. Average throughput for the second half of 2009 will likely be in excess of 115,000 bbl/d as a fresh charge of catalysts will likely increase throughput efficiency and product yields.

The second quarter of 2009 highlighted the strong operational performance of our upstream business combined with the efficient and timely downstream turnaround. In addition, an effort to control costs was evident in Harvest’s operations both upstream and downstream and continues to be a focus for the second half of 2009. During the quarter Harvest completed a trust unit financing for net proceeds of $120.2 million to apply to the bank line and enable the trust with greater financial flexibility in a difficult economic environment. Harvest Energy continues to be committed in providing value to unitholders through enhancing financial flexibility to enable delivery on its diverse assets. Also, Harvest has consistently maintained a disciplined approach in health, safety and environmental issues and remains committed to operating in a socially responsible manner. We regularly conduct emergency response training, and perform safety and environmental audits of our operating facilities.

In closing, we thank all of our stakeholders for your ongoing support of and interest in Harvest Energy.

Distribution Declaration

The distribution declared is based on forecast commodity price levels and operating performance that are consistent with the current environment.

Record Date	Ex-Distribution Date	Payment Date	$CDN Distribution	$USD Distribution
			Amount	Amount
August 24, 2009	August 20, 2009	September 15, 2009	$0.05	$0.05*

HARVEST ENERGY
PRESS RELEASE	Page 5 of 5	August 10, 2009

*The Cdn$0.05 per unit is equivalent to approximately US$0.05 per unit if converted using a Canadian/U.S. dollar exchange rate of 0.9210. For U.S. beneficial holders, the U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

Conference Call & Webcast

Harvest will be hosting a conference call and Webcast to discuss our first quarter 2009 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on August 11, 2009. Callers may dial 1-866-223-7781 (international callers or Toronto local dial 416-340-8018) a few minutes prior to start and request the Harvest conference call. The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 416-695-5800) and entering passcode 5070876.

Webcast listeners are invited to go to the Investor Relations – Presentations & Events page of the Harvest Energy website at www.harvestenergy.ca for the live Webcast and/or a replay of the Webcast.

Harvest is a significant operator in Canada’s energy industry offering unitholders exposure to an integrated structure with upstream and downstream segments. We focus on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. Given our size, liquidity and integrated structure, Harvest is well positioned to complement our internal portfolio with value-added acquisitions that help drive our Sustainable Growth strategy. Our upstream oil and gas production is weighted approximately 71% to crude oil and liquids and 29% to natural gas, and is complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary, President & CEO
Robert Fotheringham, Chief Financial Officer
Jason Crumley, Manager, Investor Relations

Corporate Head Office:
Harvest Energy
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca